Exhibit 99.3

Press Conference

“Infosys-MediaCall-April12-2019”

CORPORATE PARTICIPANTS:

Salil Parekh

Chief Executive Officer & Managing Director

Pravin Rao

Chief Operating Officer

Nilanjan Roy

Chief Financial Officer

MEDIA PARTICIPANTS

Mugdha Variyar

CNBC

Rahul Dayama

ET Now

Shivani Saxena

BloombergQuint

Swati Kulkarni

Moneycontrol

Debashish Mohapatra

Business Standard

Bapu Narayankar

PTI

Rukmini Rao

Business Today

Jochelle Mendonca

Economic Times

Furquan Moharkan

Deccan Herald

Anirudhha Ghosh

Financial Express

Shilpa Phadnis

Times of India

Sonia Parveen

Good evening ladies and gentlemen. Thank you for joining us for the fourth quarter results press conference. We will open with opening remarks from our CEO, Mr. Salil Parekh followed by the Q&A for the media. I would also request you to limit the question to one question per publication. Over to you Salil!

Salil Parekh

Good afternoon everyone and thank you for being here today. It is really an exciting day and announcement evening for us and me. It is a first full year for me and from my perspective it has been really an incredible year that we had as a company. You would have seen the press release, but I will give you few highlights. I am truly pleased with the sort of results that have come about with the transformation we have driven this year. The results demonstrate some of the first steps of that transformation. We have increased our client relevance and that shows up in our full year growth. Full year growth is 9% in constant currency and for the quarter it is 11.7%, so incredible year for growth and further acceleration in Q4. Our sequential growth constant currency basis is 2.1%, which is yet another strong quarter for us after the first three quarters of the year.

Our clients are seeing more and more value with our digital portfolio. This was driving our full year growth, so full year digital growth is 34% and the Q4 growth for digital is 41%. We see that all of our investments in digital are resonating with our clients and this is further accelerating in Q4. At the end of the year, in Q4, we now have 34%, over a third of our revenue coming from digital.

To give you one example, we are really delighted that our digital banking platform has gained tremendous traction in this fiscal year. We have seven new global logos on our digital banking platform. That is a real achievement with the way we have repositioned that platform, re-architected it and driving the digital agenda. We have seen our clients select us for critical work across data, analytics, cloud, IOT, cyber security - all of the elements of our digital pentagon.

On large deals again we had an exceptional quarter. $1.6 billion in large deal wins, and a total of $6.3 billion for the full year - that is twice the value we had in fiscal 2018. Our investments in sales are starting to help us build the momentum that we need. We can see that in the number of large deals and you will hear some more stats on the net new in a short while.

Our engagement with large clients is also growing well. The number of large clients over $100 million in revenue has increased to 25, it was 20 this time last year. What we see now is our planned investments in sales and in building a business model, which is resilient via localization in all our key markets, is starting to pay dividends and yielding benefits. Our margin for the full year was within our guided band at 22.8% and margins for Q4 was at 21.5%. Going forward, we see the ability to drive operational efficiency into our business.

Overall, we see our business being more stable and better positioned to benefit from the shift to digital in the years to come ahead and also to build business resilience into our model. Our guidance for fiscal 2020 is - Revenue growth in the range of 7.5% to 9.5% in constant currency and operating margin in the range of 21% to 23%.

I will pause here and we will open it up for questions. I also want to welcome Nilanjan for whom it is the first interaction with you in this formal capacity. Pravin, Nilanjan and I will address your questions.

Sonia Parveen

Thank you Salil. Before we open the floor for the Q&A, I would like to reiterate, please ask one question per publication and we will begin with the electronic media.

The first question is from CNBC.

Mugdha Variyar

Firstly, congratulations on a great quarter and a great year. My question to you Salil is why is the guidance so low at 7.5% to 9.5% especially because you have doubled your deal wins. Why is it not reflecting the accelerated growth?

To Nilanjan, I have to ask why have you cut margin guidance by 100 basis points and why was the Q4 margin at 21.5%, which is much lower than expected?

To Pravin, attrition is still high. You have mentioned that in the press release as well. Despite steps being taken by the company, what more are you doing and would this impact margins going forward?

Salil Parekh

Let me start with the guidance. The way we can start guidance is look at what we have done in terms of the full year in the new wins, and also making sure we look at what is going on in the market. We had a very strong acceleration for the full year and, therefore, if you recall, for fiscal 2019, guidance was 6% to 8% and we have now bumped it up to 7.5% to 9.5%. So, from our perspective it is a very strong movement of the guidance reflecting the growth.

We have not actually cut guidance because we had guidance of 6% to 8% for this year and have delivered 9% and this 7.5% to 9.5% fits very well within the range of growth that we anticipate for the next full year.

Nilanjan Roy

On the margin question, I will just step back and go back a year when the new ‘Navigate your Next’ strategy was announced. There were four key pillars, which the company set forth. One was building the digital framework and that has led to the increased growth. But this also called for additional investments, which we had to make including in digital talent throughout the year. So, one of the reasons of the margin impact has been the investments we have made beyond digital in getting new digital talent into the company. If I look at the second framework for ‘Navigate your Next’ was about ‘Energizing the Core’, which is basically how do we get automation and AI and drive efficiencies in the operations during the year. Many of these are costs in our business and passed on to our clients. During the last year we have seen about 70 basis points of margin efficiencies coming through the various levers. Thirdly, a part of the strategy was localization. This is very important for future proofing the company. In the United States we have been setting up innovation hubs - we are ahead of the peer set. We have set up five hubs across the US and also hiring local talent in a global delivery model to de-risk our business in the future. This is an investment, which we believe is much required that puts us to build a much more robust framework for this model for the future years. The last was about reskilling our people and as part of that as well we have made the investments into refactoring our employees.

So, as we guided the market at the beginning of the year, although we ended last year at 24.3%, our margin guidance was between 22% to 24%. We had seen these investments coming and we ended at 22.8% this year. This has been a thought through programme and the guidance for next year actually reflects the margin looking at where we are in Q4 and how we build forward.

Pravin Rao

On the attrition front, attrition is definitely higher than where we anticipated. It has increased slightly from 17.8% to 18.3% at Infosys Limited level. There are multiple interventions we have started in the last quarter or so. We have come up with a new employee value proposition, which is focused on engaging better with employees, enabling them, creating more career opportunities and providing them a very rewarding experience. So there have been many interventions we have done in the last quarter. Some of this will take time to yield results. We are also looking at wherever there are gaps in compensation and trying to fix that as well. When we segment the attrition, the primary areas where we are seeing challenges are people with three to five years of experience and probably two to three years of experience in US. That is a segment we need to address and we are also introducing milestone based increments. We are now encouraging people to get certified, become digital specialist and then we are coming up with incentive scheme for people what we call internally as digital stacks. There are multiple initiatives underway, both addressing any hygiene issues that we have as well as some of the new things. Part of it is also about better narrative about the kind of opportunities we have and kind of investments we are doing in terms of their own career progression, career enrichment and so on. So we expect in the next couple of quarters things should become better. But this is something we constantly focus on and we understand that this is a critical thing. We want to bring it down to 13% to 15% that is where our comfort is going forward.

Sonia Parveen

The next question is from ET Now.

Rahul Dayama

Salil my first question is to you. Are there macroeconomic buzz that is really impacting growth? You said we still need some more time. Could you call out some of those factors, are you seeing some of those factors in client conversations? How the IT budgets have shaped up, you have a lot more clarity now, so is there a macroeconomic headwind so to say?

Salil Parekh

Today we do not see a macro headwind across the business. There is a lot of talk as we went into planning for this fiscal year. There are some areas, for example we see manufacturing in Europe, which is showing us some weakness. We see healthcare, which is showing us some weakness, we see life sciences, which is showing us some weakness. But these are not across the whole business. Overall, we feel there is still robustness in our business and that is what is reflected into our guidance.

Rahul Dayama

One more Salil before I go to Pravin, three-year roadmap - FY2019 stabilizing the business, FY2020 build momentum, so is that on or would it take another year because you have ended this year on a strong note. But, there are some concerns in terms of margin pressures. So would you wait for another year to see how you would want to stabilize the business?

Salil Parekh

I think from my perspective and our perspective, the business is today in a very stable situation. In fact we saw some early acceleration or building momentum already starting to come into Q4. With respect to the margin, as Nilanjan was sharing, our main focus has been to make sure we invest in the areas that need investment for future proofing our business. So that is the way we look at our margin. We also have some levers now, which can drive operational efficiency into fiscal 2020. From a business stability perspective, my feeling today is we are in a much more stable place then we were 12 - 15 months ago. If you look at our digital growth, 41% YoY growth in Q4, that is actually beyond momentum and acceleration. It is taking quite a real position in the market, so we will continue that. The three-year journey for us, the roadmap is well laid out. In fact, some of those things we are starting to hit sooner, but we have given ourselves the journey time of three years to make sure that we become fully functioning in the sense of stability, momentum and acceleration, even if some of the elements start to show up earlier in our trajectory.

Rahul Dayama

Pravin, in terms of financial services, last quarter also you said you are pretty upbeat as far as the demand is concerned. So is this a one-off affair? You had indicated that FY2020 will look better, do you still stand with that statement that retail and BFSI concerns will ease out?

Pravin Rao

We are very comfortable with where we are with respect to Financial Services. This quarter you saw a negative growth in Financial Services. If you look at Banking alone we had a positive growth, but on the Insurance sector we had a negative growth and it brought the overall growth down. On the other hand, in Insurance, if you look at it on a YoY basis we have had a double digit growth. So we feel very optimistic about it. Even in the large deals that Salil talked about, we had about 13 large deals out of which three were from Financial Services. We feel fairly confident on the back of all the large deal wins that we have had in the past as well as the momentum and the pipeline that we are seeing. So we continue to believe that from a performance perspective, FY2020 will be better than what we have seen this year.

Rahul Dayama

Lastly Nilanjan, in terms of margins, Salil also spoke about levers as far as operational efficiencies are concerned. Could you talk a little more about it, because for subcontracting expenses, we have seen the peers also highlighted over the quarter that it is a concern. Also, you have been making investments for quite some time. So, what are the levers that you have?

Nilanjan Roy

So, the first lever we have is on pricing and as you see from our numbers, RPP, which is revenue productivity has actually grown in a constant currency by 0.2%. In our kind of business there are always pricing pressures, but you have other levers to make this up. So digital pricing for instance, where you can command a premium and we have also said that our digital margins are higher than our core margins. Secondly, from an operational efficiency perspective, there are multiple levers, which we continue to use. The use of automation in all our projects and how that can bring in efficiencies, how we use the onshore offshore mix, how we started making an onsite pyramid now and more broad basing that. The localization initiative in the US will be giving us benefits on that. We also have multiple levers which we can use, utilization for instance is something, which we can use. We have seen a slight dip this quarter, but I think that can be ramped up. There are multiple levers, which we will deploy as the year progresses. That gives us confidence in the guidance, which we have given.

Sonia Parveen

Next question is from BloombergQuint

Shivani Saxena

My first question to Mr. Parekh. While factoring the revenue growth which verticals and services lines have you predicted will grow in FY2020? The next question is how are you factoring in the operating leverage and increasing localization against rising wages and potential currency headwinds in your margin guidance?

Salil Parekh

In terms of the growth, we are seeing good traction, specifically in the way we see the Telecom sector developing, the way the Utility sector is developing. We have good traction in Retail, good traction in the Services business overall. So there are several segments, subsectors within our business that show us really strong traction. As Pravin shared, our Financial Services outlook for the full year is still quite strong and that is a large part of our business. So those were some of the components that went in as we built the guidance for fiscal 2020.

Shivani Saxena

The second one is on the margin guidance. How are you factoring the operating leverage and increasing localization against rising wages and potential currency headwinds?

Salil Parekh

Those are exactly the factors that have gone into building the margin and each of those factors has a role to play. There is going to be wage increase within the fiscal 2020 plan. There is also a lot of focus on how we are building localization. We are going to build out a new way of looking at the workforce and that is a part of the approach we are taking. The forex factor has been kept aside and this is based on where we see the spot FX today - so we do not factor into the guidance.

Shivani Saxena

In terms of the free cash flow apart from buybacks and dividends where else do you see the investments, where else are you seeing capex going forward?

Salil Parekh

In terms of what do we do with the cash flow - our policy is up to 70% of free cash flow will be returned to the shareholders and that is the approach we continue to use for fiscal 2020. On where we use the capex - we have a lot of investment going into repurposing buildings, capacity for agile workspaces. We have taken large chunks of our locations, for example, in Pune where we are putting a completely new development focus exclusively on agile. We are doing that in many other locations by buildings or by floors or sometime by projects. There is an overall plan that lays out where that is going to happen. There is some capex towards building some infrastructure in the US as well.

Shivani Saxena

Any key acquisitions and investments?

Salil Parekh

No comments on acquisitions, it is always an active part of our review, but nothing specific to report today.

Sonia Parveen

Next question is from Moneycontrol.

Swati Kulkarni

I have a couple of questions, one is about your geography, so I can see that India’s share is coming down. Could you throw some light on that?

Pravin Rao

On India, I do not think you should read much, it is a very small percentage of our business. There is a lot of government project concentration in that business and these are all large projects. When projects move from a development to a maintenance phase, revenue drops off. But it is really a very small percentage and you will see this quarterly volatility. I do not think you should read much into that.

Swati Kulkarni

What is your localization rate right now, you have been stepping up your localization?

Salil Parekh

We do not share that statistic externally, we have cost tracker internally.

Swati Kulkarni

It is not just in the US. Which other geography are you are stepping up? Recently Australia you promised that you would be hiring more people, 1,200 if I am right. Also how much is the subcontracting cost affecting your margin?

Salil Parekh

So we are looking, for example in Europe, we will have some announcements on what we want to do in the coming quarters. We have already got some thinking on what we are going to do in Eastern Europe. You mentioned Australia, that is already something we have talked about in the past, so nothing new in there.

Nilanjan Roy

Yes, the subcon tracks back to the time when we started the year and we are seeing this ramp up of the growth as the year progressed. We have seen talent crunch and that is where we have actually ramped up subcons. But over a period of time these are taken off the rolls and the new talent, which is coming in from the universities where we are hiring is put to use. So this is a short term thing. I think over a period of time we will stabilize this definitely.

Swati Kulkarni

One part about utilization. So Mr. Pravin had mentioned that utilization had come down. I can see it in the results as well. So Infosys has consciously tried to reduce bench since 2012 with the implementation of zero bench policy. Could you talk about bench utilization and what the company is doing to consciously reduce the bench?

Pravin Rao

Zero Bench is an ongoing initiative. The initiative is more about engaging people who are on the bench to equip themselves with newer skills or do something much more meaningful and contribute to some projects, PoCs and so on. So it is not really related to increasing the utilization. It is more related to keeping them engaged gainfully.

On utilization front, as you are aware till about a year back we were operating between 78% to 80% band. In the last year we have increased it up to, one of the highest one we had about 85% or so. In the last couple of quarters, it has come down primarily because of large influx of trainees. In the coming quarters you will see utilization actually picking up. It is not a cause of concern. It is a planned thing, because at 85% we were really hurting and we wanted to relax and build some flexibility in the system. Now that we have that flexibility, we will probably start looking at increasing it.

Sonia Parveen

Next question is from Business Standard

Debashish

I do have two to three questions. Salil, the whole market was looking towards to your guidance, especially on the margin front and you have again dropped it. I want to understand that whether the business is structurally entering into a low margin phase or it is just a temporary blip of two-three years due to your continuous investment in digital, as you had planned when you took over. Secondly, I want to understand that the revenue has really shown a good momentum; JV and partnership seems to be your kind of model, which Infosys pursuing very highly. But does this kind of model actually impact the margin, is the margin real causality in that?

Salil Parekh

Let us start on the margin. There is no structural issue in the business on the margin front. It is not a low margin business. It is a high margin business and our aspiration is and always will remain to be high margin business. As Nilanjan shared, our digital business, in fact has significantly higher margin than some of the other businesses. That is a business, which is now over one third of our company and is growing at over 30%. So over time, as the digital business becomes bigger and bigger part of our business, it is going to help the underlying margin profile and decide how it is going to look like. You are absolutely right that we do want to make investments. We want to call them out because this is a plan that we have put in place for number of things. One was sales, which is already starting to show us some impact. Another was digital, which is also already starting to show us some impact. We have also talked about the whole approach to building business model resilience through localization because this is a medium term strategic imperative. We believe that this is the right thing to do for us as a company because we are building Infosys for the next 10, 15, 20 years and not for the next quarter. With that in my mind, these are conscious decisions we have taken with the full support of the Board, helping and supporting in driving this strategy. This to me is a real transformation that the company is driving. To us, this transformation is critical because the more successful we are at it, the better Infosys will be built for the next 10, 15 years.

In terms of the growth I think we are starting to see the traction. The two specific joint ventures we announced, which I think are critical, the one with Temasek in Southeast Asia and the one with Hitachi, Panasonic in Japan. Those are again very strategic moves for the medium term. In the next quarter or the next year, they will have an impact, but the real impact is going to come over multiple years because these are partners, which are massive players in their geographies. For them to select Infosys to work as a partner with is a huge difference for us. There is no impact from that partnership in the margin because, first, in the short term is not a huge revenue play. This is a very strategic move because now we have a partner who is a dominant player in each of those geographies and as those geographies develop, we see a real good future for those partnerships. So we are making strategic plays to make sure that Infosys, through the investments, through the partnerships is here for the next 10, 15 years and not just for the next few quarters.

Debashish

We got a little scared when your margin actually fell to 21.5% range as it is below your guided range and the argument seems a little not plausible at this point of time. You are a cash generating business. When you invest you are actually going out and buying out those assets to build up that revenue stack. So, is that a real concern for you or not?

Salil Parekh

So the way we look at the margin, the investments that we have talked about, which is sales or digital or localization, those are investments where we build out capacity or we invest in people or we invest in digital capabilities and all of those come through in our margin. As Nilanjan mentioned RPP actually has gone up. That gives a lot of comfort to us internally that we are driving through what we want to drive in terms of the business with respect to how we go after deals. The real change for us is if you do not put in place some of these investments, our view is, we will have a much different future in 5, 7 and 10 years and that is the reason why we are putting this in plan now.

Debashish

I want to understand, despite all your efforts attrition again stood up close to 20% now. So what actually those specific interventions are yielding at this point of time because Infoscions should be proud to be Infoscions and should stay with you.

Pravin Rao

I already responded to this question. We are really looking at what the issues are, analyzing where the issues are. Issues primarily are in two places where we are seeing higher attrition. As I said earlier, with people between three to five years of experience in India and may be two to four years of experience in US. We are looking at various interventions to address it. It is not only about compensation because that is easy thing to fix. There are multiple things, it is about engagement, it is also about better narrative because we are investing a lot in terms of equipping people with skills, which will do them good in future in their career. So we have to do a much better job in terms of articulating it. We have to do much better job in terms of rotating people out so that they can get opportunities to deploy their skills in projects and so on. There are multiple initiatives, both on their enablement side in terms of enabling them as well as reward and recognition side. So these are ongoing thing and it will probably take may be a couple of quarters to fix it. We expected to come back and as I said earlier we are comfortable with about 13% to 15% range. It is currently slightly on the higher side and it remains a focus area for us and we will continue to work on it.

Sonia Parveen

Next question is from PTI.

Bapu Narayankar

As per CARE Ratings, India’s top 5 tech companies, saw a 49% drop in petitions being approved in 2018 compared to the previous year. So, how many applications Infosys submitted and how many were turned down by the US Citizenship and Immigration Service? This is my first question. And secondly how many Americans have been hired so far in the US? This local hiring means there is a drop in the company’s margins. To address this what alternative measures have you taken apart from negotiating with the Indian and Trump administration?

Pravin Rao

First one, we normally do not comment on how much we have filed or rejection percentage or anything. Secondly, we are now in the last year through our localization effort, to build a very resilient model. So today whether we get approval or rejections, it will probably not impact us in a big way. We have done extremely well on the localization front. About two years back, we said that we will recruit about 10,000 American nationals in 24 months. We have hired about 9,100 American workers in the last two years. If you add people whom we have recruited through re-badging or some of the subsidiaries, it actually crosses the 10,000 mark that we talked about. So, the localization effort has been pretty strong for us. It has been a significant differentiation for us. Our value proposition here is not only about hiring but also about where we are hiring. We are creating new jobs, we are going to the colleges, we are going to the community colleges, we are having partnership with universities, we are creating hubs, we are creating living labs, all these things are a very powerful value proposition for clients and has resonated well. We believe because of this localization effort that we undertook about a year back now we have a much more resilient model, which is far less dependent on visas for talent mobility.

Bapu Narayankar

The question was how would you address this issue of dropping the margin? I would like to make a point, some companies I believe, they have set up near shore centers in neighboring nations like Mexico and Guatemala for example. Any such plans you have to address this issue of dropping margins?

Pravin Rao

We do not anticipate any long-term impact on margin because of localization effort. We are building a pyramid onsite. In the past, you would have only senior people working onsite in client locations and a mix of senior and junior people in offshore. But our model now is to build the pyramid onsite as well. Overall once we have a full localization effort and full scale localization going, we believe that it will be margin neutral.

Sonia Parveen

Next question is from Business Today.

Rukmini Rao

Good evening. I have two questions. Some bit of understanding around the repeat business. On YoY basis it has nearly gone down 2% or so. What is the kind of businesses that are hitting this repeat businesses? What are the kind of clients who are not coming on board and what is happening with that? Other one to you Salil, the Chairman of course had said once the company stabilizes that is when he will be thinking of moving on. Any recent conversations, has Nandan ever indicated to you that how long he is going to stay? Thanks.

Pravin Rao

On the first one, I can answer. We have done extremely well on the growth and if repeat business has come down it means that we have added lot of net new business, which is a huge positive for us. We do not see repeat business coming down as a negative thing. It is about 95%. It still is at a very high level and given that we have growth and in this quarter itself about 69% of the large deal wins were net new and for the whole of last year about 50% of $6.3bn that Salil talked about this year was net new. So this in our mind is a very positive thing because we are increasing our client base, we are becoming much more relevant to a larger thing. We are not losing any clients. In fact we have talked about the number of $100 million clients as well. For the year, it has increased from 20 to 25 and this quarter itself from 23 to 25. In a larger growth, it is always healthy to have a good mix of repeat and net new, because net new is what something which will give you growth in the next three to five years.

Salil Parekh

The question about Nandan, first I don’t want to speak for Nandan. But he seems extremely happy and engaged with the business. I have had no other discussions with him except about the strategic issues of the business.

Sonia Parveen

The next question is from Economic Times.

Rochelle

I have a question on the margins. Last year when the margin was dropped it was because of the four pillars of investments, Localization, Digital and you said that it was to build the future for Infosys. This year it has dropped again. At the same time, you will deploy margins levers to improve operational efficiency. So are investments increasing in certain areas or were the costs not adequately factored in the last margin drop? Continuing with the margin, when is it likely to go back up, because Digital which is higher margin now at 34%, so at some point when do you see that happening?

Salil Parekh

So on the margins, when we looked at how fiscal 2019 has evolved, we started to make some of the investments as the year started and as the year progressed that velocity of investments increased. So the reality is much more question of trajectory than question of long-term play. So in Q4, our margin was much lower than it was in Q1 of this year. That is the trajectory that we now put forward into the next fiscal year. The reason we have talked about operational efficiency is to share with you that we already have levers that can give us some positive view on how we are going to drive the margin for the future. In terms of investments increasing, we have talked about sales, digital, localization and there are several others like compensation etc. On the sales front, we have now completed almost all the investments. However, we have a run rate in Q4 which will be the run rate for fiscal 2020. In terms of localization, a significant part of that has been achieved in fiscal 2019. However, we will have some more in that, but not to the same level as we had in fiscal 2019. There are other investments, which will continue, but which will not at all be at the level of fiscal 2019. So between the trajectory and this reduced intensity of investments we now start to see that the operational levers will also start to benefit us. Regarding when the margins will go above this guided range, we are only talking about fiscal 2020 here. When we are ready with fiscal 2021 and so on we will talk about that.

Rochelle

Sir, can I ask also why the revenue per employee has fallen now for almost two quarters in a row? Can you give me a sense of what may be driving that and when that might start to climb again?

Pravin Rao

Overall, there are two elements. Our RPE has been marginally dropping in the last few quarters. To some extent, it is also reflection on the utilization dropping as well. Because RPE includes all the people. But the other important element is the RPP, the pricing realization that has been mildly positive or fairly flat. Despite all the commoditization we are seeing in the run side of the business, through our efficiency and automation initiatives we have been able to hold the pricing flat in that sense. So that is the positive thing.

Sonia Parveen

Next question is from Deccan Herald.

Furquan Moharkan

I have a couple of questions. Continuing on PTI’s question of H1B visa, so despite the company not disclosing the rejection rate, the rejection rate has been 2nd highest globally for Infosys after Cognizant. 26.1% of your 8,052 visa applications have been rejected in 2018 according to USCIS data. This is despite the fact that in India among the tier 1 Indian IT services companies, Infosys is the primary company which is focusing on the localization in US. So, where is it going wrong for Infosys? Second part of the question is the hiring, because AI and ML are in demand and we have seen lot of IT companies complaining about lack of talent in the market. So, can we have a hiring outlook for next one year at least because there is a dearth of talent in this?

Pravin Rao

I am not sure if I understand your question on where we are going wrong on the rejections or what is impacting us. It is impacting other service providers as well. There is enough material, enough things we talked about, high rate of rejections, that is the reality, and we need to deal with that. The point as I mentioned earlier is we have actually moved away from depending on that because through our localization efforts we have build in lot more resiliency in the business model. So to that extent, whether it goes up or goes down it should impact us lesser. That is what we have achieved in the last one year and we are happy about it. I do not see any negative. It is a hugely positive and despite the localization effort, it is not that we are not hiring. In fact, whole of last year, we have hired over 70,000 people and about 20,000 people from campuses last year. This year also we are looking at about 18,000 to 20,000 people. So hiring in India still continues. It is not that because of localization we have stopped hiring or anything. We have had a huge hiring going on in the last one year and that effort will still continue as well this year.

When we hire we look at the demand and on that basis we hire different skills. Obviously, on the Digital skills there is shortage of talent. Even if you want you will not be able to recruit the number of talents required. Simply there are not enough talent. So, our effort is threefold. One is we are internally re-skilling our people in these technologies. Second is wherever possible we are hiring talent with experience in these technologies. The third area is we are also hiring in adjacent areas and refactoring or re-skilling them. So these are three levers we are using to address the issue of shortage of talent in some of the hot technologies.

Sonia Parveen

Question from Financial Express

Anirudh

Firstly, on the attrition level you mentioned some of the demographics that attrition is particularly high. Can you give us the exact reasons why this is so in those particular demographic ranges and why not others? Also you said that compensation is not the major reason because it is easy to fix, but you know how important is compensation in the whole attrition issue?

Pravin Rao

At this demographic when you look at it, earlier the significant value proposition for this crowd in this industry was onsite opportunities. Now with a lot of restrictions on visa and lack of mobility, that value proposition has gone. So, we have to come with a differentiated value proposition. One of the things we are doing, as I said earlier, we are trying to change the narrative. We are trying to articulate that this is a great time to be in, does not matter whether they have onsite opportunities or not. We get an opportunity to work in cutting edge technologies, there is a lot of disruptions happening, perhaps the pace at which disruption is happening is fundamentally different from what we have seen in the past. So it is a huge opportunity for people to work on transformation journey of their clients. That is something we are doing and we are also telling people that we are skilling them. Now with our LEX platform people have the ability, we have world class content available to people, they have ability to learn at anytime at their own pace, so people are future-proofing themselves from skill perspective. We are investing in all this and now we will also start looking at much more aggressive rotation so that people also get opportunity to work on some of this cutting edge projects. So it is a combination of things. It is not one single lever that will address it. We have to do multiple things. These are some things we have started of in the last three to six months, but it is an ongoing effort. So over a period of time we should have the necessary impact and we are confident that the attrition will come down.

Anirudh

One last thing, on the visa denial issues, this is something your peers are also facing, so how much will the localization initiatives go by? Will that also lead to the company reducing the number of applications for extension of visas or applying for initial visas and would you be open to any near shore strategies to combat this issue, given the shortage of talent?

Pravin Rao

Once again I said I do not want to comment on the exact numbers or anything. I want to once again repeat that through our localization we have built a very resilient model and it is not coming at the cost of less hiring in India. I gave those numbers as well. Today we have good number of talent, we have built a good engine. We need to continue to recruit people onsite to meet the demand. We also have near shore centers in Mexico, Brazil, Canada and so on. But having near shore will not address shortage of skills because there is a shortage of talent globally. The only way to address shortage of talent is to reskill people and that is what we are trying to do.

Sonia Parveen

The next question is from Times of India.

Shilpa

At the beginning of last year, your commentary on Banking and Financial Services was muted and the overhang continued for the remaining quarters. Just wanted to understand from you, is it because of cost reduction in some of the key accounts? Is it in-sourcing? Have you got some sort of an indication from the top US banks that the technology spends are going to be under pressure? Also for the fact that you see more business coming from regional banks and fund management? What are the concerns in banking and financial services?

Pravin Rao

In the beginning of this year, we were little bit more optimistic on Financial Services. The growth is probably much lesser than the overall company growth. On the year-on-year basis, it has grown about 6% odd, but again if you look within BFSI, Insurance has had a double-digit growth. If I look at it from this quarter perspective while overall growth has been negative, growth on the Banking side has been better. In the early part of the year, we have not seen growth in the US side of the business and I think in Q3 we saw the growth coming back in US as well. So right now we are seeing some pockets of slowness in some parts of business in US mainly in the capital market side whereas on the retail banking and on the payments side, we are not seeing any issues. We are seeing strong growth in Europe and in Rest of the World. In the last one year a big percentage of our $6.3 bn TCV wins that we had came from BFSI space. So the pipeline is strong, we have a strong momentum. We are much more diversified across geographies. We have a strong presence in Australia, US, Europe, even within US we have strong presence both in regional as well as large banks. So we believe that, in the coming year, we are much more optimistic. We believe that the coming year FY2020’s performance of BFSI will be much better than what we have seen in FY2019.

Shilpa

When it comes to large deals, average TCVs doubled more than $760 mn to $1.6 bn. What is the margin difference in some of these large transformational deals? How can they actually offset large people takeover costs and onsite hiring, if you can take us through that?

Pravin Rao

From a margin perspective, we look at it from at portfolio level. There are margins pressures, but to a large extent we are able to counter through productivity, automation. As we said, in one part of the business you may face pressure, but on the digital side of the business we are getting better margin. As a portfolio, we are trying to manage that. From a re-badging perspective, initially the costs may be higher, but when we do the large deal and we re-badge we also plan onsite offshore. We also plan redeploying these resources to other projects because we always have demand. We are always recruiting. This year itself we recruited close to 8,000 to 10,000 people, onsite. There is always need for talent. So over a period of time, when we re-badge people, we redeploy them into other accounts where there is need and then we will replace them with maybe either low cost resources or we will do lot of work offshore. We are able to manage all those and build into the model when we bid for a large deal. So it is all baked into the model.

Shilpa

Also can you give us some color on the wage hikes, the variable payouts and the promotions? Last time you also floated a million dollar special incentive to employees. Are you going to do repeat of that this year as well?

Pravin Rao

On the wage hike, we are repeating what we did last year. For about 85% of the population, wage hike will be effective April 1. This is up to junior to middle management level. At the senior level it will be from July and October similar to last cycle. The average wage hike in India will be about 6%. Average wage hike outside India will be about 1% to 1.5%. Again there will be a stronger bias to giving higher increases at lower level and lower increases at higher level and again we will differentiate significantly. High performance will have a significant higher compensation.

Sonia Parveen

Thank you, Shilpa. Thank you gentlemen. We will have to end the Q&A as we have to move for the next session.